Exhibit 99.1

Trip.com Group Limited Reports Unaudited First Quarter of 2025 Financial Results

SINGAPORE, May 19, 2025 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading global one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the first quarter of 2025.

Key Highlights for the First Quarter of 2025

•	International businesses continued to demonstrate robust growth across all segments in the first quarter of 2025

-	Overall reservations on the Company’s international OTA platform increased by over 60% year-over-year.

-	Inbound travel bookings surged by around 100% year-over-year.

-	Outbound hotel and air ticket bookings have grown to more than 120% of the pre-COVID level for the same period in 2019.

“The travel industry maintained strong momentum in the first quarter of 2025, supported by resilient consumer demand and favorable travel policies,” said James Liang, Executive Chairman. “With our diversified market presence, we are well positioned to navigate global economic uncertainties and capture growth opportunities.”

“We are pleased to see a strong start to 2025,” said Jane Sun, Chief Executive Officer. “As travel becomes an increasingly integral part of everyday life, we remain committed to meeting the evolving needs of travelers through innovative, localized, and customer-centric solutions. This positions us well to sustain growth momentum and deliver lasting value to our customers, partners, and shareholders.”

First Quarter of 2025 Financial Results and Business Updates

For the first quarter of 2025, Trip.com Group reported net revenue of RMB13.8 billion (US$1.9 billion), representing a 16% increase from the same period in 2024, primarily driven by stronger travel demand. Net revenue for the first quarter of 2025 increased by 9% from the previous quarter, primarily due to seasonality.

Accommodation reservation revenue for the first quarter of 2025 was RMB5.5 billion (US$764 million), representing a 23% increase from the same period in 2024, primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the first quarter of 2025 increased by 7% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the first quarter of 2025 was RMB5.4 billion (US$747 million), representing an 8% increase from the same period in 2024, primarily driven by an increase in transportation reservations. Transportation ticketing revenue for the first quarter of 2025 increased by 13% from the previous quarter, primarily due to seasonality.

Packaged-tour revenue for the first quarter of 2025 was RMB947 million (US$131 million), representing a 7% increase from the same period in 2024, primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the first quarter of 2025 increased by 9% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the first quarter of 2025 was RMB573 million (US$79 million), representing a 12% increase from the same period in 2024, primarily driven by an increase in corporate travel reservations. Corporate travel revenue for the first quarter of 2025 decreased by 18% from the previous quarter, primarily due to seasonality.

Cost of revenue for the first quarter of 2025 increased by 21% to RMB2.7 billion (US$373 million) from the same period in 2024 and increased by 2% from the previous quarter, which was generally in line with the fluctuations in net revenue from the respective periods. Cost of revenue as a percentage of net revenue was 20% for the first quarter of 2025.

Product development expenses for the first quarter of 2025 increased by 13% to RMB3.5 billion (US$486 million) from the same period in 2024 and increased by 4% from the previous quarter, primarily due to the increase in product development personnel related expenses. Product development expenses as a percentage of net revenue were 25% for the first quarter of 2025.

Sales and marketing expenses for the first quarter of 2025 increased by 30% to RMB3.0 billion (US$413 million) from the same period in 2024 and decreased by 11% from the previous quarter, primarily due to the fluctuations in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue were 22% for the first quarter of 2025.

General and administrative expenses for the first quarter of 2025 increased by 11% to RMB1.0 billion (US$143 million) from the same period in 2024, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses for the first quarter of 2025 was flat compared to the previous quarter. General and administrative expenses as a percentage of net revenue were 8% for the first quarter of 2025.

Income tax expense for the first quarter of 2025 was RMB638 million (US$88 million), compared to RMB664 million for the same period in 2024 and RMB526 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

Net income for the first quarter of 2025 was RMB4.3 billion (US$596 million), compared to RMB4.3 billion for the same period in 2024 and RMB2.2 billion for the previous quarter. Adjusted EBITDA for the first quarter of 2025 was RMB4.2 billion (US$586 million), compared to RMB4.0 billion for the same period in 2024 and RMB3.0 billion for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the first quarter of 2025 was RMB4.3 billion (US$591 million), compared to RMB4.3 billion for the same period in 2024 and RMB2.2 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the first quarter of 2025 was RMB4.2 billion (US$579 million), compared to RMB4.1 billion for the same period in 2024 and RMB3.0 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB6.09 (US$0.84) for the first quarter of 2025. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB5.96 (US$0.82) for the first quarter of 2025. Each ADS currently represents one ordinary share of the Company.

As of March 31, 2025, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB92.9 billion (US$12.8 billion).

Recent Development

As part of the Company’s ongoing commitment to delivering value to its shareholders and ADS holders and in line with its regular capital return policy, as of May 16, 2025, U.S. Eastern Time, the Company had repurchased 1.6 million ADSs in aggregate with a total gross consideration of US$84 million pursuant to its existing share repurchase plan.

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM on May 19, 2025, U.S. Eastern Time (or 8:00 AM on May 20, 2025, Hong Kong Time) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register-conf.media-server.com/register/BI6db246c54bbe4fc1aebb10f5ad6be21c.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2024 RMB (million)	March 31, 2025 RMB (million)	March 31, 2025 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	51,093	56,360	7,767
Short-term investments	28,475	21,739	2,996
Accounts receivable, net	12,459	13,357	1,841
Prepayments and other current assets	20,093	20,832	2,871
Total current assets	112,120	112,288	15,475
Property, equipment and software	5,053	5,090	701
Intangible assets and land use rights	12,840	12,809	1,765
Right-of-use asset	755	722	99
Investments (Includes held to maturity time deposit and financial products of RMB10,453 million and RMB14,841 million as of December 31, 2024 and March 31, 2025, respectively)	47,194	51,825	7,142
Goodwill	60,911	61,146	8,426
Other long-term assets	454	470	65
Deferred tax asset	3,254	3,412	470
Total assets	242,581	247,762	34,143
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	19,433	22,577	3,111
Accounts payable	16,578	16,979	2,340
Advances from customers	18,029	17,361	2,392
Other current liabilities	19,970	19,860	2,737
Total current liabilities	74,010	76,777	10,580
Deferred tax liability	4,098	3,494	481
Long-term debt	20,134	19,656	2,709
Long-term lease liability	561	522	72
Other long-term liabilities	296	327	45
Total liabilities	99,099	100,776	13,887
MEZZANINE EQUITY	743	833	115
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	141,807	145,153	20,003
Non-controlling interests	932	1,000	138
Total shareholders’ equity	142,739	146,153	20,141
Total liabilities, mezzanine equity and shareholders’ equity	242,581	247,762	34,143

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Quarter ended March 31, 2024 RMB (million)	Quarter ended December 31, 2024 RMB (million)	Quarter ended March 31, 2025 RMB (million)	Quarter ended March 31, 2025 USD (million)
Revenue:
Accommodation reservation	4,496	5,178	5,541	764
Transportation ticketing	5,000	4,780	5,418	747
Packaged-tour	883	870	947	131
Corporate travel	511	702	573	79
Others	1,031	1,238	1,371	189
Total revenue	11,921	12,768	13,850	1,910
Less: Sales tax and surcharges	(16)	(24)	(20)	(3)
Net revenue	11,905	12,744	13,830	1,907
Cost of revenue	(2,238)	(2,640)	(2,705)	(373)
Gross profit	9,667	10,104	11,125	1,534
Operating expenses:
Product development *	(3,109)	(3,397)	(3,525)	(486)
Sales and marketing *	(2,312)	(3,373)	(2,999)	(413)
General and administrative *	(931)	(1,033)	(1,038)	(143)
Total operating expenses	(6,352)	(7,803)	(7,562)	(1,042)
Income from operations	3,315	2,301	3,563	492
Interest income	592	517	640	88
Interest expense	(499)	(323)	(286)	(39)
Other income/(expense)	759	(137)	1,137	157
Income before income tax expense and equity in income/(loss) of affiliates	4,167	2,358	5,054	698
Income tax expense	(664)	(526)	(638)	(88)
Equity in income/(loss) of affiliates	822	359	(102)	(14)
Net income	4,325	2,191	4,314	596
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	(13)	(34)	(37)	(5)
Net income attributable to Trip.com Group Limited	4,312	2,157	4,277	591
Earnings per ordinary share
- Basic	6.62	3.28	6.48	0.89
- Diluted	6.38	3.09	6.09	0.84
Earnings per ADS
- Basic	6.62	3.28	6.48	0.89
- Diluted	6.38	3.09	6.09	0.84
Weighted average ordinary shares outstanding
- Basic	651,349,707	656,190,044	660,203,576	660,203,576
- Diluted	675,933,592	698,171,269	702,144,923	702,144,923

* Share-based compensation included in Operating expenses above is as follows:
Product development	214	219	220	30
Sales and marketing	38	40	41	6
General and administrative	198	200	219	30

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Quarter ended March 31, 2024 RMB (million)	Quarter ended December 31, 2024 RMB (million)	Quarter ended March 31, 2025 RMB (million)	Quarter ended March 31, 2025 USD (million)
Net income	4,325	2,191	4,314	596
Less: Interest income	(592)	(517)	(640)	(88)
Add: Interest expense	499	323	286	39
Add: Other (income)/expense	(759)	137	(1,137)	(157)
Add: Income tax expense	664	526	638	88
Less: Equity in (income)/loss of affiliates	(822)	(359)	102	14
Income from operations	3,315	2,301	3,563	492
Add: Share-based compensation	450	459	480	66
Add: Depreciation and amortization	209	220	204	28
Adjusted EBITDA	3,974	2,980	4,247	586
Adjusted EBITDA margin	33%	23%	31%	31%
Net income attributable to Trip.com Group Limited	4,312	2,157	4,277	591
Add: Share-based compensation	450	459	480	66
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(679)	438	(526)	(72)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(28)	(16)	(43)	(6)
Non-GAAP net income attributable to Trip.com Group Limited	4,055	3,038	4,188	579
Weighted average ordinary shares outstanding- Diluted-non GAAP	675,933,592	698,171,269	702,144,923	702,144,923
Non-GAAP Diluted income per share	6.00	4.35	5.96	0.82
Non-GAAP Diluted income per ADS	6.00	4.35	5.96	0.82

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.2567 on March 31, 2025 published by the Federal Reserve Board.